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16014332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 29 2016 Washington DC 409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68526

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRANT POINT CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 FIFTH AVENUE 24TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LINDA ZHENG **212-991-2000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West	**Southfield,**	**Michigan**	**48075**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **LINDA ZHENG**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BRANT POINT CAPITAL, LLC**, as of **DECEMBER 31**, 20 **15**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE ELISE COLLINS
NOTARY PUBLIC-STATE OF NEW YORK
NO.01CO6335035
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES 12-28-2019

Signature

FINOP 2/25/2016

Title

Katherine Collins

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRANT POINT CAPITAL, LLC

Financial Statements and Supplemental Schedules

December 31, 2015

BRANT POINT CAPITAL, LLC

December 31, 2015

Table of Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Brant Point Capital, LLC 712
Fifth Avenue
New York, NY 10019

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Brant Point Capital, LLC as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Brant Point Capital, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brant Point Capital, LLC as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Brant Point Capital, LLC financial statements. Supplemental Information is the responsibility of Brant Point Capital, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures

to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

BRANT POINT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash	$	13,445
Accounts receivable		1,712
TOTAL ASSETS		15,157

LIABILITIES AND MEMBER'S EQUITY

Accounts payable		5,600
TOTAL LIABILITIES		5,600
Member's equity		9,557
TOTAL MEMBER'S EQUITY		9,557
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	15,157

The accompanying notes are an integral part of these financial statements.

BRANT POINT CAPITAL, LLC

STATEMENT OF REVENUE AND EXPENSES

For the Year Ended December 31, 2015

Revenues:	$ -
Total Revenues	-
Expenses:	
Compensation and benefits	89,869
Rent	9,340
Professonal fees	10,773
Technology	6,448
Regulatory fees	5,664
Insurance	2,331
Office supplies and expenses	1,472
Other expenses	434
Total Expenses	126,331
Net loss before income taxes	(126,331)
Provision for income taxes	-
Net loss	$ (126,331)

The accompanying notes are an integral part of these financial statements.

BRANT POINT CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2015

Member's equity at January 1, 2015	$	32,425
Member contributions		103,463
Net loss		(126,331)
Member's equity at December 31, 2015	$	9,557

The accompanying notes are an integral part of these financial statements.

BRANT POINT CAPITAL, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (126,331)
Adjustments to reconcile net loss to cash used by operating activitites:	
Changes in operating assets and liabilities:	
Accounts receivable	(320)
Accounts payable	5,600
NET CASH USED BY OPERATING ACTIVITIES	(121,051)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's contributions	103,463
NET CASH PROVIDED BY FINANCING ACTIVITIES	103,463
NET DECREASE IN CASH	(17,588)
CASH	
Beginning of year	31,033
End of year	$ 13,445
Supplemental disclosure of cash flows information:	
Taxes paid	$ -
Interest payments	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Brant Point Capital, LLC (the "Company") was formed as a Delaware limited liability company on September 29, 2009. The Company is a wholly owned subsidiary of PPIH, LLC ("the Parent"). Effective March 25, 2011, the Company was registered under the Securities Exchange Act of 1934 as a broker-dealer and was approved as a member firm by the Financial Industry Regulatory Authority ("FINRA"). The Company has not commenced operations but anticipates that at least initially, the majority of the company's revenues would relate to the provision of mortgage security advisory services including Residential Mortgage Backed Securities, Asset Backed Securities and whole loan businesses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash in one bank account which, at times, may exceed federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company records income as earned.

Income Taxes

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations.

The Company has not recognized in these financial statements any interest or penalties related to income taxes, and has no material unrecognized tax benefits. There are currently no income tax returns under audit.

As a limited liability company, the member is individually responsible for income taxes that result from the Company's operations. Therefore, no provision for federal or state income taxes is included in the accompanying financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company bears the costs of its filing, registration fees and operations of its business. The Company has an expense sharing agreement with the Parent. The agreement allows the Parent or any of their other subsidiaries to allocate rent, salaries, benefits and certain other expenses incurred in connection with the business and operations. For the year ended December 31, 2015, the Company was allocated expenses totaling $103,463 from the Parent.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $7,844 which is $2,844 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.007 to 1.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2016, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent events requiring further disclosure.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

BRANT POINT CAPITAL, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

Less non-allowable assets and deductions:		
Other assets	1,712	
		1,712
NET CAPITAL		$ 7,844
AGGREGATE INDEBTEDNESS, total liabilities		$ 5,600
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 373
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 5,000
EXCESS NET CAPITAL ($31,033 - $5,000)		$ 2,844
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	5,600	
NET CAPITAL	7,844	71%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

BRANT POINT CAPITAL, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

December 31, 2015

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K) (2) (i). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

BRANT POINT CAPITAL, LLC

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

December 31, 2015

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K) (2) (i). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

BRANT POINT CAPITAL, LLC.
712 FIFTH AVENUE 24TH FLOOR
NEW YORK, NY 10019

SEC Rule 15c3-3(k) Exemption Report
For year ending December 31, 2015

Brant Point Capital, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers or dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of subsection (k)(2)(i).

2. The Company met the requirements of this exemption provision throughout the most recent fiscal year without exception.

Brant Point Capital, LLC

I, Linda Zheng, swear that, to my best knowledge and belief, that this Exemption Report is true and correct.


Linda Zheng, FINOP


2/25/2016
Date

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
Brant Point Capital, LLC
712 Fifth Avenue
24th Floor
New York, NY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Brant Point Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Brant Point Capital, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Brant Point Capital, LLC stated that Brant Point Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Brant Point Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brant Point Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

BRANT POINT CAPITAL, LLC

SCHEDULE IV
SUPPLEMENTAL REPORT ON SIPC ASSESSMENT RECONCILIATION

December 31, 2015

A Supplemental report on SIPC assessment is not required because the Company had receipts less than $500,000.